                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                         The Elder-Beerman Stores Corp.
                            (Name of Subject Company)

                         The Elder-Beerman Stores Corp.
                        (Name of Person Filing Statement)

                                 ---------------

                           Common Shares, no par value
                         (Title of Class of Securities)

                                 ---------------

                                    284470101
                      (CUSIP Number of Class of Securities)

                                 ---------------

                                 Steven C. Mason
                         The Elder-Beerman Stores Corp.
                                3155 El-Bee Road
                               Dayton, Ohio 45439
                                 (937) 296-2700
       (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                                 with copies to:

                                 Joseph M. Rigot
                                Thompson Hine LLP
                           2000 Courthouse Plaza N.E.
                               Dayton, Ohio 45401
                                 (937) 443-6586

                                 ---------------

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Press Release

              Elder-Beerman Announces Execution of Merger Agreement
                          with the Bon-Ton Stores, Inc.

         DAYTON, Ohio - September 16, 2003 - The Elder-Beerman Stores Corp. (Nasdaq:EBSC) announced today that it has entered into a merger agreement providing for the sale of the company to The Bon-Ton Stores, Inc. The merger agreement provides that the shareholders of Elder-Beerman will receive $8.00 per share in cash for their company shares.

         Pursuant to the terms of the merger agreement with Bon-Ton, Bon-Ton will, within the next five business days, commence a tender offer to purchase all of the outstanding company shares, followed by a second step merger of Elder-Beerman with a subsidiary of Bon-Ton. The completion of the tender offer is conditioned, among other things, upon: (i) at least two-thirds of Elder-Beerman's outstanding common shares, on a fully diluted basis, being tendered and not withdrawn prior to the expiration date of the offer, (ii) the proceeds of the financings under Bon-Ton's commitment letters being available to Bon-Ton and (iii) satisfaction of applicable regulatory requirements.

         Elder Beerman's independent directors approved the merger agreement with Bon-Ton and agreed to recommend that company shareholders tender their company shares in Bon-Ton's offer. RBC Capital Markets served as Elder-Beerman's financial advisor in connection with the proposed tender offer and has rendered an opinion to the company's board that, subject to the qualifications set forth therein and as of the date the board approved the merger agreement, the cash consideration to be paid Elder-Beerman shareholders in the offer and the merger is fair, from a financial point of view, to the shareholders of the company.

         As previously announced, on June 25, 2003, Elder-Beerman entered into a merger agreement with Wright Holdings, Inc. In connection Elder-Beerman's execution of its merger agreement with Bon-Ton Stores, the company terminated its merger agreement with Wright Holdings, Inc.

         The nation's ninth largest independent department store chain, The Elder-Beerman Stores Corp. is headquartered in Dayton, Ohio and operates 68 stores in Ohio, West Virginia, Indiana, Michigan, Illinois, Kentucky, Wisconsin and Pennsylvania. For more information about the company see Elder-Beerman's web site at www.Elder-Beerman.com.

         The Bon-Ton Stores, Inc. operates 72 department stores in targeted markets in Pennsylvania, New York, Maryland, New Jersey, Connecticut, Massachusetts, New Hampshire, Vermont and West Virginia. The stores carry a broad assortment of quality, brand-name fashion apparel and accessories for women, men and children, as well as distinctive home furnishings.

         This announcement is not a recommendation or an offer to purchase shares of The Elder-Beerman Stores Corp. The Bon-Ton Stores Corp. has not commenced the tender offer for shares of The Elder-Beerman Stores Corp. Upon commencement of the tender offer for shares of common stock of The Elder-Beerman Stores Corp., which is expected to occur on or before September 22, 2003, The Bon-Ton Stores Corp. will file with the Securities and Exchange Commission a tender offer statement on Schedule TO, and The Elder-Beerman Stores Corp. will thereafter file with the Commission a solicitation/recommendation statement on
Schedule 14D-9. Elder-Beerman stockholders are advised to read Bon-Ton's tender offer statement and Elder-Beerman 's solicitation/recommendation statement when they are available because they will contain important information about Elder-Beerman and Bon-Ton, the tender offer and the merger. Elder-Beerman stockholders may obtain free copies of these statements, when available, from the Commission's website at www.sec.gov. These documents may also be obtained free of charge by calling investor relations at Elder-Beerman at 937/296-7339.

Contact:
     The Elder-Beerman Stores Corp.
     Edward Tomechko, 937-296-2683
     Gloria Siegler, 937-296-7339




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